Exhibit 12.1

Tri‑State Generation and Transmission Association, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Computation of Ratio of Earnings to Fixed Charges
Net Margins	$61,656	$31,748	$53,413	$64,236	$72,912
Less income from equity investees	—	—	—	—	—
Adjusted net margin	$61,656	$31,748	$53,413	$64,236	$72,912

Interest expense	$158,195	$156,554	$154,746	$155,546	161,754
Less: interest capitalized during period	(11,021)	(13,560)	(13,909)	(14,330)	(12,857)
Amortization of deferred debt expense	434	1,883	1,733	1,141	566
Interest portion of rental expense	—	—	—	—	—
Earnings	$209,264	$176,625	$195,983	$206,593	$222,375

Interest expense	$158,195	$156,554	$154,746	$155,546	$161,754
Amortization of deferred debt expense	434	1,883	1,733	1,141	566
Interest portion of rental expense	—	—	—	—	—
Fixed Charges	$158,629	$158,437	$156,479	$156,687	$162,320

Ratio of Earnings to Fixed Charges	1.32	1.11	1.25	1.32	1.37